UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 18)*

Lexicon Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

528872302

(CUSIP Number)

Anne Goffard

Westend S.A.

44, Rue de la Vallée

L-2661 Luxembourg

Luxembourg

(+352) 22.42.59-1

Copies to:

Kenneth B. Wallach, Esq.

Hui Lin, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 27, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 528872302

(1)	Names of Reporting Persons. Invus, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 35,402,689
	(8)	Shared Voting Power 3,516,214
	(9)	Sole Dispositive Power 35,402,689
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 38,918,903
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 21.2%*
(14)	Type of Reporting Person (See Instructions) PN

*	Based on 183,593,551 shares of Issuer Common Stock outstanding as of August 1, 2022 as set forth in the prospectus on Form 424B5 filed by the Issuer on July 29, 2022.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Invus Advisors, L.L.C.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 35,402,689
	(8)	Shared Voting Power 3,516,214
	(9)	Sole Dispositive Power 35,402,689
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 38,918,903
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 21.2%*
(14)	Type of Reporting Person (See Instructions) OO

*	Based on 183,593,551 shares of Issuer Common Stock outstanding as of August 1, 2022 as set forth in the prospectus on Form 424B5 filed by the Issuer on July 29, 2022.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Invus Public Equities, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,516,214
	(9)	Sole Dispositive Power 3,516,214
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,516,214
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 1.9%*
(14)	Type of Reporting Person (See Instructions) PN

*	Based on 183,593,551 shares of Issuer Common Stock outstanding as of August 1, 2022 as set forth in the prospectus on Form 424B5 filed by the Issuer on July 29, 2022.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Invus Public Equities Advisors, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,516,214
	(9)	Sole Dispositive Power 3,516,214
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,516,214
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 1.9%*
(14)	Type of Reporting Person (See Instructions) OO

*	Based on 183,593,551 shares of Issuer Common Stock outstanding as of August 1, 2022 as set forth in the prospectus on Form 424B5 filed by the Issuer on July 29, 2022.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Artal International S.C.A.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 87,352,164
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 87,352,164
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 87,352,164
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 47.6%*
(14)	Type of Reporting Person (See Instructions) OO

*	Based on 183,593,551 shares of Issuer Common Stock outstanding as of August 1, 2022 as set forth in the prospectus on Form 424B5 filed by the Issuer on July 29, 2022.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Artal International Management S.A.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 87,352,164
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 87,352,164
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 87,352,164
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 47.6%*
(14)	Type of Reporting Person (See Instructions) OO

*	Based on 183,593,551 shares of Issuer Common Stock outstanding as of August 1, 2022 as set forth in the prospectus on Form 424B5 filed by the Issuer on July 29, 2022.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Artal Group S.A.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 87,352,164
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 87,352,164
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 87,352,164
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 47.6%*
(14)	Type of Reporting Person (See Instructions) OO

*	Based on 183,593,551 shares of Issuer Common Stock outstanding as of August 1, 2022 as set forth in the prospectus on Form 424B5 filed by the Issuer on July 29, 2022.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Westend S.A.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 87,352,164
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 87,352,164
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 87,352,164
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 47.6%*
(14)	Type of Reporting Person (See Instructions) OO

*	Based on 183,593,551 shares of Issuer Common Stock outstanding as of August 1, 2022 as set forth in the prospectus on Form 424B5 filed by the Issuer on July 29, 2022.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Stichting Administratiekantoor Westend
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 87,352,164
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 87,352,164
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 87,352,164
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 47.6%*
(14)	Type of Reporting Person (See Instructions) OO

*	Based on 183,593,551 shares of Issuer Common Stock outstanding as of August 1, 2022 as set forth in the prospectus on Form 424B5 filed by the Issuer on July 29, 2022.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Mr. Amaury Wittouck
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Belgium

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 87,352,164
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 87,352,164
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 87,352,164
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 47.6%*
(14)	Type of Reporting Person (See Instructions) IN

*	Based on 183,593,551 shares of Issuer Common Stock outstanding as of August 1, 2022 as set forth in the prospectus on Form 424B5 filed by the Issuer on July 29, 2022.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Invus US Partners LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 5,303,814
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 5,303,814
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,303,814
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 2.9%*
(14)	Type of Reporting Person (See Instructions) OO

*	Based on 183,593,551 shares of Issuer Common Stock outstanding as of August 1, 2022 as set forth in the prospectus on Form 424B5 filed by the Issuer on July 29, 2022.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Ulys, L.LC.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 5,303,814
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 5,303,814
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,303,814
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 2.9%*
(14)	Type of Reporting Person (See Instructions) OO

*	Based on 183,593,551 shares of Issuer Common Stock outstanding as of August 1, 2022 as set forth in the prospectus on Form 424B5 filed by the Issuer on July 29, 2022.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Mr. Raymond Debbane
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Panama

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 5,673,254
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 5,673,254
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,673,254
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 3.1%*
(14)	Type of Reporting Person (See Instructions) IN

*	Based on 183,593,551 shares of Issuer Common Stock outstanding as of August 1, 2022 as set forth in the prospectus on Form 424B5 filed by the Issuer on July 29, 2022.

EXPLANATORY NOTE

This Amendment No. 18 hereby amends and supplements the statement of beneficial ownership on Schedule 13D, relating to the common stock, $0.001 par value per share (the “Issuer Common Stock”), of Lexicon Pharmaceuticals, Inc., a Delaware corporation (the “Issuer” or “Lexicon”), initially filed on June 27, 2007, as amended by Amendment No. 1 thereto filed on August 24, 2007, Amendment No. 2 thereto filed on August 29, 2007, Amendment No. 3 thereto filed on October 8, 2009, Amendment No. 4 thereto filed on October 15, 2009, Amendment No. 5 thereto filed on March 19, 2010, Amendment No. 6 thereto filed on August 15, 2011, Amendment No. 7 thereto filed on November 14, 2011, Amendment No. 8 thereto filed on December 27, 2011, Amendment No. 9 thereto filed on February 24, 2012, Amendment No. 10 thereto filed on April 10, 2012, Amendment No. 11 thereto filed on October 26, 2012, Amendment No. 12 thereto filed on November 26, 2014, Amendment No. 13 thereto filed on June 4, 2018, Amendment No. 14 thereto filed on June 29, 2018, Amendment No. 15 thereto filed on December 16, 2020, Amendment No. 16 thereto filed on January 5, 2021, and Amendment No. 17 thereto filed on January 21, 2021 (as so amended, the “Statement”). All capitalized terms not otherwise defined herein have the meaning assigned to them in the Statement.

Item 2.	Identity and Background

Item 2 of the Statement is hereby amended and restated in its entirety as follows:

Effective as of February 9, 2022, in connection with an internal reorganization, Artal Treasury Limited ceased to be the managing member of Invus Public Equities Advisors, LLC, and the Geneva branch of Artal International S.C.A., the sole stockholder of Artal Treasury Limited, became the managing member of Invus Public Equities Advisors, LLC and, accordingly, may be deemed to beneficially own the Issuer Common Stock that Invus Public Equities Advisors, LLC may be deemed to beneficially own. Effective as of such date, Artal Treasury Limited is no longer deemed to beneficially own the Issuer Common Stock that Invus Public Equities Advisors, LLC may be deemed to beneficially own.

This statement is being filed jointly by Invus, L.P., a Bermuda limited partnership, Invus Advisors, L.L.C., a Delaware limited liability company, Invus Public Equities, L.P., a Bermuda limited partnership, Invus Public Equities Advisors, LLC, a Delaware limited liability company, Invus US Partners LLC (formerly known as Invus Partners, LLC), a Delaware limited liability company, Ulys, L.L.C., a Delaware limited liability company, Mr. Raymond Debbane, a citizen of Panama, Artal International S.C.A., a Luxembourg limited partnership, Artal International Management S.A., a Luxembourg société anonyme, Artal Group S.A., a Luxembourg société anonyme, Westend S.A., a Luxembourg société anonyme (“Westend”), Stichting Administratiekantoor Westend, a Netherlands foundation (the “Stichting”), and Mr. Amaury Wittouck, a citizen of Belgium (collectively, the “Invus Parties”).

The address of the principal place of business and principal office of Invus, L.P., Invus Public Equities, L.P., Invus US Partners LLC, Invus Advisors, L.L.C., Invus Public Equities Advisors, LLC and Ulys, L.L.C. is c/o The Invus Group, LLC, 750 Lexington Avenue, 30th Floor, New York, NY 10022. The business address for Mr. Debbane is c/o The Invus Group, LLC, 750 Lexington Avenue, 30th Floor, New York, NY 10022. The address of the principal place of business and principal office of Artal International S.C.A., Artal International Management S.A., Artal Group S.A., Westend and Mr. Amaury Wittouck is 44, Rue de la Vallée, L-2661, Luxembourg, Luxembourg. The address of the principal place of business and principal office of the Stichting is Claude Debussylaan, 46, 1082 MD Amsterdam, The Netherlands.

Invus, L.P., Invus Public Equities, L.P. and Invus US Partners LLC, which are controlled by Invus Advisors, L.L.C., Invus Public Equities Advisors, LLC and Ulys, L.L.C., respectively, are principally engaged in the business of investing in securities. Invus Public Equities Advisors, LLC, which is controlled by the Geneva branch of Artal International S.C.A., is primarily engaged in the business of serving as the general partner of Invus Public Equities, L.P. Invus Advisors, L.L.C., which is controlled by Artal International S.C.A., is principally engaged in the business of serving as the general partner of Invus, L.P. Ulys, L.L.C. is principally engaged in the business of serving as the managing member of Invus US Partners LLC. Mr. Debbane is the sole member of Ulys, L.L.C., and his present occupation is serving as President of The Invus Group, LLC and Chief Executive Officer of Artal Group S.A. Mr. Debbane is also Chairman of the board of directors of the Issuer and Chairman of the board of directors of WW

International, Inc. Artal International S.C.A., a subsidiary of Artal Group S.A., is principally engaged in the business of owning its subsidiaries. Artal International Management S.A., a subsidiary of Artal Group S.A, is principally engaged in the business of managing Artal International S.C.A. Artal Group S.A., a subsidiary of Westend, is principally engaged in the business of owning Artal International Management S.A., and Artal International S.C.A. and its subsidiaries. Westend, a subsidiary of the Stichting, is principally engaged in the business of owning Artal Group S.A. and its subsidiaries. The Stichting is principally engaged in the business of owning Westend and its subsidiaries. Mr. Amaury Wittouck is the sole member of the board of the Stichting, and his principal present occupation is as director of Artal Group S.A.

The name, business address, citizenship and present principal occupation or employment of each executive officer of Invus Advisors, L.L.C., Invus Public Equities Advisors, LLC and Ulys, L.L.C. and the name and principal business and address of any organization in which such employment is conducted are set forth in Schedule I hereto and are incorporated by reference herein.

The directors of Artal International Management S.A. are Mr. Pierre Claudel and Mr. Bernard Darimont; the Managing Directors of Artal International Management S.A. are Mr. Debbane and Mrs. Anne Goffard, and the managing partner of Artal International S.C.A. is Artal International Management S.A. Mr. Claudel is a citizen of France; his present principal occupation is as an employee of Artal International S.C.A.; and his business address is the same as for Artal International S.C.A. Mr. Darimont is a citizen of Belgium; his present principal occupation is as a director of Artal International Management S.A.; and his business address is the same as for Artal International Management S.A. The information for Mr. Debbane is provided above. Mrs. Goffard is a citizen of Belgium; her present principal occupation is as an employee of Artal International S.C.A.; and her business address is the same as for Artal International S.C.A.

The directors of Artal Group S.A. are Mr. Eric Wittouck (Chairman), Mr. Pierre Ahlborn, Mr. Gabriel de l’Escaille, Mr. Debbane (Managing Director), Mr. Jean Fossion, Mr. Eric Jolly, Mr. Olivier Rolin-Jacquemyns and Mr. Amaury Wittouck. Mr. Eric Wittouck is a citizen of Belgium, and his present principal occupation is as the Chairman of the board of Artal Group S.A. Mr. Ahlborn is a citizen of Luxembourg; and his present principal occupation is as the chief executive officer of Banque de Luxembourg S.A.; and his business address is 14, Bd. Royal, L-2449, Luxembourg, Luxembourg. Mr. de l’Escaille is a citizen of Belgium, and his present principal occupation is as a director of Artal Group S.A. Mr. Jolly is a citizen of Belgium, and his present principal occupation is as a director of Artal Group S.A. Mr. Rolin-Jacquemyns is a citizen of Belgium; and his present principal occupation is as a director of Artal Group S.A. The information for Mr. Debbane and Mr. Amaury Wittouck is provided above. Unless otherwise noted above, the business address of each of the directors of Artal Group S.A. is the same as for Artal Group S.A.

The directors of Westend S.A. are Mrs. Goffard (Managing Director), Mr. Pierre Ahlborn and Mr. Pierre Claudel. The information for Mrs. Goffard, Mr. Ahlborn and Mr. Claudel is provided above.

During the last five years, none of the Invus Parties or, to the knowledge of the Invus Parties, any of the individuals named in Item 2 or Schedule I, hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and supplemented by inserting the following new paragraph after the last paragraph thereof:

On August 1, 2022, Artal International S.C.A. purchased 16,173,800 shares of Issuer Common Stock and Invus US Partners LLC purchased 982,600 shares of Issuer Common Stock for an aggregate purchase price of $42,891,000 representing a purchase price of $2.50 per share. Artal International S.C.A. used available funds to purchase such shares of Issuer Common Stock and Invus US Partners LLC used equity contributions from its members to purchase such shares of Issuer Common Stock.

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented to include the following:

The information set forth in Items 3 and 6 of the Statement is incorporated herein by reference.

On July 27, 2022, the Issuer announced an intention to conduct a public offering of Issuer Common Stock and the Issuer entered into an underwriting agreement with the underwriters named therein for the public offering, issuance and sale of 16,843,600 shares of Issuer Common Stock, plus an option for the underwriters to purchase up to an additional 2,526,540 shares of Issuer Common Stock (the “2022 Issuer Public Offering”).

On July 27, 2022, the Issuer entered into (i) a purchase agreement with Artal International S.C.A., Artal Group S.A., Artal International Management S.A., Invus Advisors, L.L.C., Invus Public Equities, L.P., Invus, L.P., Mr. Amaury Wittouck, the Stichting and Westend (collectively, the “Invus Entities”) pursuant to which Artal International S.C.A. agreed to purchase 16,173,800 shares of Issuer Common Stock for an aggregate purchase price of $40,434,500 representing a purchase price of $2.50 per share (the “2022 Artal Purchase Agreement”) and (ii) a purchase agreement with Invus US Partners LLC pursuant to which Invus US Partners LLC agreed to purchase 982,600 shares of Issuer Common Stock for an aggregate purchase price of $2,456,500 representing a purchase price of $2.50 per share (together with the 2022 Artal Purchase Agreement, the “2022 Purchase Agreements”).

On August 1, 2022, the Issuer completed the 2022 Issuer Public Offering by issuing and selling 16,843,600 shares of Issuer Common Stock. To the extent the underwriters exercise their option to purchase up to an additional 2,526,540 shares of Issuer Common Stock, Artal International S.C.A. and Invus US Partners LLC have the right to purchase from the Issuer, on a pro rata basis, up to an additional 2,426,070 and 147,390 shares of Issuer Common Stock, respectively, for $2.50 per share, which shares each presently intends to purchase if the underwriters exercise their option to purchase such additional shares.

The purchases by Artal International S.C.A and Invus US Partners LLC were made directly from the Issuer in a private placement and closed on August 1, 2022. Under the 2022 Purchase Agreements, the Issuer agreed to certain covenants and made certain representations and warranties to Artal International S.C.A. and Invus US Partners LLC and agreed to customary indemnification provisions to the Invus Entities and each of their respective affiliates, directors, officers, agents, control persons and employees.

In connection with the 2022 Purchase Agreements and 2022 Issuer Public Offering, the Issuer, its officers, directors and certain of its stockholders, including Artal International S.C.A., Invus, L.P., Invus Public Equities, L.P. Invus Advisors, L.L.C., Invus Public Equities Advisors, LLC, Ulys, L.L.C. and Invus US Partners LLC have agreed, subject to specified limited exceptions, not to dispose of or hedge any Issuer Common Stock or any securities convertible into or exchangeable for Issuer Common Stock, for a period of 60 days commencing July 27, 2022, except with the prior written consent of Citigroup Global Markets Inc., an underwriter in the 2022 Issuer Public Offering (such agreement the “Lock-up Agreement”).

The above description of the 2022 Purchase Agreements and Lock-up Agreement is qualified in its entirety by reference to the 2022 Purchase Agreements and Lock-up Agreement, which are filed as exhibits to this Statement and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5(a), Item 5(b) and Item 5(c) of the Statement is each hereby amended and restated in its entirety as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 is incorporated by reference in its entirety into this Item 5.

(a)-(b) As of August 1, 2022, Invus Public Equities, L.P. was the record and beneficial owner of 3,516,214 shares of Issuer Common Stock, representing approximately 1.9% of the outstanding shares of Issuer Common Stock. Invus Public Equities Advisors, LLC, as the general partner of Invus Public Equities, L.P., controls Invus Public Equities, L.P. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock held by Invus Public

Equities, L.P. The Geneva branch of Artal International S.C.A., as the managing member of Invus Public Equities Advisors, LLC, controls Invus Public Equities Advisors, LLC and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that Invus Public Equities Advisors, LLC may be deemed to beneficially own. Each of Invus Public Equities Advisors, LLC and the Geneva branch of Artal International S.C.A. disclaims such beneficial ownership.

As of August 1, 2022, Invus, L.P. was the record owner of 35,402,689 shares of Issuer Common Stock and the beneficial owner of 38,918,903 shares of Issuer Common Stock, representing approximately 19.3% and approximately 21.2% of the outstanding shares of Issuer Common Stock, respectively. Invus Advisors, L.L.C., as the general partner of Invus, L.P., controls Invus, L.P. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock held by Invus, L.P. Invus Advisors, L.L.C. disclaims such beneficial ownership.

As of August 1, 2022, Artal International S.C.A. was the record owner of 48,433,261 shares of Issuer Common Stock and the beneficial owner of 87,352,164 shares of Issuer Common Stock, representing approximately 26.4% and approximately 47.6% of the outstanding shares of Issuer Common Stock, respectively. Artal International S.C.A., as the managing member of Invus Advisors, LLC, and through its Geneva branch, as the managing member of Invus Public Equities Advisors, LLC, controls each of these two entities and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock they may be deemed to beneficially own. Artal International Management S.A., as the managing partner of Artal International S.C.A., controls Artal International S.C.A. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that Artal International S.C.A. may be deemed to beneficially own. Artal Group S.A., as the parent company of Artal International Management S.A., controls Artal International Management S.A. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that Artal International Management S.A. may be deemed to beneficially own. Westend, as the parent company of Artal Group S.A., controls Artal Group S.A. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that Artal Group S.A. may be deemed to beneficially own. The Stichting, as the majority stockholder of Westend, controls Westend and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that Westend may be deemed to beneficially own. Mr. Amaury Wittouck, as the sole member of the board of the Stichting, controls the Stichting and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that the Stichting may be deemed to beneficially own. Each of Artal International S.C.A., Artal International Management S.A., Artal Group S.A., Westend, the Stichting and Mr. Amaury Wittouck disclaims such beneficial ownership.

As of August 1, 2022, Invus US Partners LLC was the record and beneficial owner of 5,303,814 shares of Issuer Common Stock, representing approximately 2.9% of the outstanding shares of Issuer Common Stock. Ulys, L.L.C., as the managing member of Invus US Partners LLC, controls Invus US Partners LLC and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock held by Invus US Partners LLC. Ulys, L.L.C. disclaims such beneficial ownership. As the sole member of Ulys, L.L.C., Mr. Raymond Debbane controls Ulys, L.L.C. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that Ulys, L.L.C. may be deemed to beneficially own. Mr. Debbane disclaims such beneficial ownership.

As of August 1, 2022, Mr. Debbane individually directly owns 331,545 shares of Issuer Common Stock and beneficially owns an additional 37,895 shares of Issuer Common Stock issuable pursuant to options that are exercisable within 60 days of August 1, 2022. Mr. Debbane also holds unvested stock options to purchase an additional 24,758 shares of Issuer Common Stock scheduled to vest on various dates and 9,302 unvested restricted stock units scheduled to vest on May 21, 2023.

As of August 1, 2022, collectively, the Reporting Persons beneficially owned 93,025,418 shares of Issuer Common Stock, representing approximately 50.7% of the outstanding shares of Issuer Common Stock.

Mr. Amouyal beneficially owns 31,030 shares of Issuer Common Stock held directly and 37,895 shares of Issuer Common Stock issuable pursuant to options that are exercisable within 60 days of August 1, 2022. Mr. Guimarães beneficially owns 714 shares of Issuer Common Stock. Mr. Sobecki beneficially owns 149,721 shares of Issuer Common Stock held directly and 37,895 shares of Issuer Common Stock issuable pursuant to options that are exercisable within 60 days of August 1, 2022. Each of Messrs. Amouyal and Sobecki also holds unvested stock options to purchase an additional 24,758 shares of Issuer Common Stock scheduled to vest on various dates and 9,302 unvested restricted stock units scheduled to vest on May 21, 2023. Shares of Issuer Common Stock beneficially owned by each of Messrs. Amouyal, Guimarães and Sobecki represent less than 1% of the number of outstanding shares of Issuer Common Stock.

(c) Except as set forth in this Statement, there have been no transactions in shares of Issuer Common Stock by any of the Reporting Persons in the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended and supplemented as follows:

The information set forth or incorporated by reference in Item 4 of the Statement is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Statement is hereby amended and supplemented by inserting the following at the end thereof:

23. Purchase Agreement among the Issuer, Artal International S.C.A., Artal Group S.A., Artal International Management S.A., Invus Advisors, L.L.C., Invus Public Equities, L.P., Invus, L.P., Amaury Wittouck, Stichting Administratiekantoor Westend and Westend S.A., dated July 27, 2022 (incorporated herein by reference to the Current Report on Form 8-K filed by the Issuer on July 29, 2022)

24. Purchase Agreement between the Issuer and Invus US Partners LLC, dated July 27, 2022 (incorporated herein by reference to the Current Report on Form 8-K filed by the Issuer on July 29, 2022)

25. Lock-up Agreement dated July 26, 2022.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

INVUS, L.P.

By: INVUS ADVISORS, L.L.C., its general partner

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

INVUS PUBLIC EQUITIES, L.P.

By: INVUS PUBLIC EQUITIES ADVISORS, LLC, its general partner

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

INVUS ADVISORS, L.L.C.

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

INVUS PUBLIC EQUITIES ADVISORS, LLC

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

ARTAL INTERNATIONAL S.C.A.
By: ARTAL INTERNATIONAL MANAGEMENT S.A., its managing partner

By:	/s/ Anne Goffard
Name:	Anne Goffard
Title:	Managing Director

ARTAL INTERNATIONAL MANAGEMENT S.A.

By:	/s/ Anne Goffard
Name:	Anne Goffard
Title:	Managing Director

ARTAL GROUP S.A.

By:	/s/ Anne Goffard
Name:	Anne Goffard
Title:	Authorized Person

WESTEND S.A.

By:	/s/ Anne Goffard
Name:	Anne Goffard
Title:	Managing Director

STICHTING ADMINISTRATIEKANTOOR WESTEND

By:	/s/ Amaury Wittouck
Name:	Amaury Wittouck
Title:	Sole Member of the Board

AMAURY WITTOUCK

By:	/s/ Amaury Wittouck

INVUS US PARTNERS LLC

By:	/s/ Philip Bafundo
Name:	Philip Bafundo
Title:	Authorized Person

ULYS, L.L.C.

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

RAYMOND DEBBANE

By:	/s/ Raymond Debbane

Dated:	August 1, 2022

SCHEDULE I

The name, citizenship and present principal occupation or employment of each executive officer of Invus Advisors, L.L.C., Invus Public Equities Advisors, LLC and Ulys, L.L.C. are set forth below. The business address for each of the persons listed below and the address of the principal executive offices of each of The Invus Group, LLC, Invus Advisors, L.L.C., Invus Public Equities Advisors, LLC and Ulys, L.L.C. is 750 Lexington Avenue, 30th Floor, New York, NY 10022. The Invus Group, LLC is a private equity and investment management firm. See Item 2 of this Statement for a description of the principal business of each of Invus Advisors, L.L.C., Invus Public Equities Advisors, LLC and Ulys, L.L.C.

NAME	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT	CITIZENSHIP

Invus Advisors, L.L.C.

Raymond Debbane, President and Chief Executive Officer	President and Chief Executive Officer of The Invus Group, LLC, Chief Executive Officer of Artal Group S.A., Chairman of the board of directors of the Issuer and Chairman of the board of directors of WW International, Inc.	Panama

Christopher Sobecki, Managing Director	Managing Director and Secretary of The Invus Group, LLC	United States

Philippe Amouyal, Managing Director	Managing Director of The Invus Group, LLC	United States

Jonas Fajgenbaum, Managing Director	Managing Director of The Invus Group, LLC	United States

Aflalo Guimarães, Managing Director	Managing Director of The Invus Group, LLC	United States

Evren Bilimer, Managing Director	Managing Director of The Invus Group, LLC	United States

Benjamin Felt, Managing Director	Managing Director of The Invus Group, LLC	United States

Philip Bafundo, Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary	Chief Financial Officer and Chief Compliance Officer of The Invus Group, LLC	United States

Invus Public Equities Advisors, LLC

Raymond Debbane, President and Chief Executive Officer	President and Chief Executive Officer of The Invus Group, LLC, Chief Executive Officer of Artal Group S.A., Chairman of the board of directors of the Issuer and Chairman of the board of directors of WW International, Inc.	Panama

Khalil Barrage, Vice President	Managing Director of The Invus Group, LLC	United States

Christopher Sobecki, Vice President	Managing Director and Secretary of The Invus Group, LLC	United States

Philip Bafundo, Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary	Chief Financial Officer and Chief Compliance Officer of The Invus Group, LLC	United States

Ulys, L.L.C.

Raymond Debbane, President, Treasurer and Secretary	President and Chief Executive Officer of The Invus Group, LLC, Chief Executive Officer of Artal Group S.A., Chairman of the board of directors of the Issuer and Chairman of the board of directors of WW International, Inc.	Panama